EXHIBIT 35

FOR IMMEDIATE RELEASE: NEWS
July 9, 1998
Nasdaq National Market/AVRT

          AVERT, INC. BOARD OF DIRECTORS APPROVES ADDITIONAL FUNDS FOR
                       REPURCHASE OF SHARES IN OPEN MARKET

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced that its board of directors has approved an additional $500,000 to repurchase its shares in the open market.

"We stand behind our original position regarding the value of our shares in the marketplace. The decision to approve additional funds for stock repurchase, in my opinion, supports the company's position that Avert, Inc. remains a financially stable and profitable company and represents an attractive investment opportunity," said Dean Suposs, president of Avert, Inc. "The actual number of shares that will be purchased will be dependent on the value of the Company's stock in the open market."

The board of directors first approved $500,000 for stock repurchase in January of 1996. Following this approval, the Company purchased 42,250 shares in 1996 and an additional 20,500 shares in 1998. To date, the Company has repurchased a total of $368,750.25 worth of stock.

The funds used to repurchase the shares will come solely from past retained earnings and any shares repurchased will be considered treasury stock and retired as authorized but unissued shares of common stock.

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment background checks to thousands of employers nationwide every day. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification and social security number validation.

Contact:
Avert, Inc.
Investor Relations
970.484.7722



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